If August 15, 2023

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Kimberly A. Browning, Division of Investment Management

Re:	BBH Trust (the “Registrant”)
Post-Effective Amendment No. 100
(File Nos. 333-129342, 811-21829)

Dear Ms. Browning:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) received on August 8, 2023, relating to Post-Effective Amendment No. 100 to the Trust’s Registration Statement on Form N-1A filed on June 20, 2023, pursuant to Rule 485(a) under the Securities Act of 1933, and the Trust’s responses thereto. Post-Effective Amendment No. 100 relates to the BBH Partner Fund – International Equity (the “Fund”). Capitalized terms in the responses that are not defined herein have the meaning given to them in Post-Effective Amendment No. 100.

Prospectus

1.	Comment: Principal Investment Strategies

If the Fund has an investment policy related to the 20% bucket, please include disclosure related to the policy in the Items 4 and 9 disclosure.

Response:	The Registrant confirms that the Fund does not have a specific investment strategy relating to their 20% bucket, unless specifically described in the prospectus.

2.	Comment: Expense Table

Please revise the second sentence of the preamble to the Fund’s Item 3 Expense Table to be bold as required by Item 3 of Form N-1A.

Response:	The Registrant confirms that the requested revision has been made.

3.	Comment: Expense Table

Please revise the Shareholder Fees Table to reflect the requirements of Item 3 of Form N-1A.

Response:	The Registrant confirms that the requested revision has been made.

4.	Comment: Principal Investment Strategies

Please add language clarifying the specific equity securities in which Select Equity Group invests and add attendant risks if necessary.

Response:	The Registrant confirms that the requested disclosure has been added.

5.	Comment: Principal Investment Strategies

If accurate, please indicate in the disclosure that derivatives are included in the Fund’s 80% bucket. If the Fund invests in derivatives as part of the principal investment strategy, please list the types of derivatives and add attendant risk disclosure. If the Fund does not invest in derivatives on a principal basis, please relocate the disclosure to the SAI.

Response:	The Registrant confirms that derivatives are included in the 80% bucket. Additionally, the Registrant has relocated the derivatives disclosure to the SAI as the Fund does not invest in derivatives on a principal basis.

6.	Comment: Principal Investment Strategies

Please provide disclosure in Items 4 and 9 related to the countries in which the Fund principally invests and include attendant risk disclosure. If the Fund objects, please supplementally describe the fund’s reasoning.

Response:	The Registrant respectfully declines to include disclosure related to specific countries in which the Fund invests. The Fund is actively managed and the Investment Adviser’s investment process does not include specific allocations to particular countries. As such, the country allocation and weighting changes over time and it would be inaccurate to disclose particular countries as they may or may not make up more than 25% of the portfolio at any given time.

7.	Comment: Principal Investment Strategies

Please revise the disclosure using open ended terms (i.e., “including”, “such as”, “among other” etc.) to include only the types of securities in which the Fund invest.

Response:	The Registrant confirms that open ended terms have been deleted.

8.	Comment: Principal Investment Strategies

Please briefly summarize the Investment Adviser’s allocation policy between the sub-advisers and add attendant risk disclosure. If the Investment Adviser does not have a policy, please confirm to the Staff supplementally.

Response:	The Investment Adviser confirms that it does not have a specific sub-adviser allocation policy and may allocate the Fund’s assets between the sub-advisers depending on a variety of circumstances.

9.	Comment: Principal Investment Strategies

Please confirm to the Staff that the Fund only uses derivatives for hedging purposes. If the Fund uses derivatives for speculative purposes, please add disclosure to Items 4 and 9 and add attendant risk disclosure. If it is not part of the principal investment strategy, please relocate the disclosure to the SAI.

Response:	The Registrant confirms that the Fund only uses derivatives for hedging purposes. Additionally, the Registrant has relocated the derivatives disclosure to the SAI as the Fund does not invest in derivatives on a principal basis.

10.	Comment: Principal Investment Strategies

Please clarify how the fund defines a “index-agnostic”.

Response:	The Registrant represents that the disclosure has been revised to provide a plain English explanation of “index-agnostic”.

11.	Comment: Principal Investment Strategies

Please clarify the criteria that the Fund uses to define an “emerging market”.

Response:	The Registrant respectfully draws the Staff’s attention to the fourth sentence of the first paragraph of the Principal Investment Strategy Section of the Prospectus, which provides the definition of emerging market.

12.	Comment: Principal Investment Strategies

To the extent that they differ, please enhance the disclosure to clarify the differences between each sub-adviser’s investment process, specifically related to environmental, social and governance (“ESG”).

Response:	The Registrant respectfully declines to add further disclosure related to differences in the sub-adviser’s investment process as it believes the current disclosure sufficiently differentiates their respective investment processes. While both sub-advisers consider ESG factors, it is one of several aspects that each considers in their investment process, which is currently stated in the prospectus.

13.	Comment: Principal Investment Strategies

Please consider revising the word “concentrated” to avoid confusion related to the concentration requirements of Item 8 of Form N-1A.

Response:	The Registrant confirms that the word “concentrated” has been replaced with “focused”.

14.	Comment: Principal Investment Strategies

Please clarify how the fund defines a “changing drivers”.

Response:	The Registrant represents that the disclosure has been revised to provide a plain English explanation of “changing drivers”.

15.	Comment: Principal Investment Strategies

Please consider whether the inclusion of principal risk disclosure related to ESG is appropriate. If the Fund does not believe inclusion is appropriate, please disclose the reasoning to the Staff supplementally.

Response:	The Registrant represents that ESG is one of several factors that the Investment Adviser considers in its overall investment decision process. The Registrant does not believe that there are specific principal risks to disclose relating to the Investment Adviser’s consideration of ESG factors other than those already disclosed under Management Risk.

16.	Comment: Investment Adviser

In accordance with Item 5(b) of Form N-1A, please state that the individuals are “jointly and primarily” responsible for the day-to-day management of the Fund.

Response:	The Registrant confirms that this change has been made.

17.	Comment: Principal Investment Strategies

Please disclose whether ESG factors are reviewed for every investment made by the Fund. Additionally, please ensure that the Items 4 and 9 disclosure related to ESG aligns.

Response:	The Registrant confirms that the requested disclosure has been added and that the ESG disclosure has been aligned.

18.	Comment: Principal Investment Strategies

Please define in plain English how the Fund defines “over-diversification”.

Response:	The Registrant confirms that the disclosure has been revised to provide a plain English explanation of “over-diversification”.

19.	Comment: Management of the Fund

Please disclose supplementally whether the Investment Adviser is currently waiving a portion of its advisory fee. If the Adviser does waive a portion of its advisory fee, please include disclosure required by Item 19(a)(3)(iii) of Form N-1A in the SAI.

Response:	The Registrant represents that the Investment Adviser is not currently waiving a portion of the advisory fee and the disclosure has been moved from the Prospectus to the SAI.

20.	Comment: Management of the Fund

Please briefly describe each sub-adviser’s experience providing sub-advisory services to registered investment companies and the sub-advisory services that they provide.

Response:	The Registrant confirms that the requested disclosure has been added.

21.	Comment: Purchase of Shares

Please provide specificity related to the time in which the Fund considers purchase orders received.

Response:	The Registrant confirms that the requested disclosure has been added.

22.	Comment: Purchase of Shares

Please revise the disclosure related to the purchase of shares to be in compliance with Rule 22c-1 under the Investment Company Act of 1940.

Response:	The Registrant confirms that the disclosure has been revised to be in compliance with Rule 22c-1.

23.	Comment: Purchase of Shares

Please confirm supplementally that the Fund is aware that it must comply with Rule 22c-1 under the Investment Company Act of 1940 regardless of the policies and procedures of the transfer agent and financial intermediaries.

Response:	The Registrant so confirms.

Statement of Additional Information

24.	Comment: Investment Advisory and Administrative Services – Sub-Advisory Fees

Please include disclosure required by Item 19(a)(3)(iii) related to the manner in which the sub-advisory fees are calculated.

Response:	The Registrant confirms that the requested disclosure has been added.

25.	Comment: Investment Advisory and Administrative Services – Sub-Advisory Fees

Please relocate the penultimate sentence of first paragraph to the Investment Advisory Fee section. If it is not applicable, please consider whether it is relevant to the SAI.

Response:	The Registrant considers the disclosure to be relevant and confirms that it has been relocated as requested.

26.	Comment: General

Please confirm that the next post-effective amendment filed by the Fund will be complete upon filing.

Response:	The Registrant so confirms.

Please contact the undersigned at (617) 772-1378 if you have any questions or comments.

Sincerely,

/s/ Brian J. Carroll
Brian J. Carroll Secretary, BBH Trust